Marc-André Dépin Becomes New President of Norampac

Montreal, Quebec, December 8, 2003 - Norampac's Board of Directors announces the appointment of Mr. Marc-André Dépin, current Executive Vice-President of Norampac Inc., as President and Chief Executive Officer.

Mr. Marc-André Dépin joined Norampac Inc. in 1997, as Vice-President and Chief Operating Officer, Corrugated Products, and Vice-President, Sales and Marketing, Containerboard. He was appointed Executive Vice-President in October 2001. A key member of the management team since Norampac's beginnings, Mr. Dépin has contributed to the turnaround in Company profits and to several strategic acquisitions.

Under his vice-presidency, the corrugated products sector has become one of the most profitable in North America. Respect, team work and loyalty are company values that Mr. Dépin has at heart and has successfully instilled in the employees.

Regarding Mr. Dépin's appointment, Norampac's Chairman of the Board, Mr. Raymond Royer, says, "Marc-André Dépin has been part of the Company's succession plan for a long time, and I am very pleased with this well-deserved appointment. Marc-André's credibility is already established within the existing team, and the trust he has earned will ensure his success. We are confident that he will do everything possible to further the Company's growth."

Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

Information:                           Source:

Anne-Marie Gagné                           Robert F. Hall

Communications Manager                     Secretary and Vice-President, Legal Affairs

Norampac Inc.                              Cascades Inc.

(514) 284-9873

anne-marie_gagne@norampac.com